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                                                                October 20, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:   Metropolitan Life Insurance Company
      Metropolitan Life Variable Annuity Separate Account II
      Registration Statement on Form N-4 (File Nos. 333-[ ]/ 811-8628)

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, the registrant, Metropolitan Life Variable Annuity Separate Account II, hereby requests that the effective date of the above-referenced registration statement filed on Form N-4 be accelerated and declared effective on October 20, 2006.

                         Metropolitan Life Variable Annuity Separate Account II
                         By: Metropolitan Life Insurance Company

                         By:  /s/ Marie C. Swift
                              -----------------------------
                              Marie C. Swift, Esq.
                              Associate General Counsel